Exhibit 4.11

Agreement for Services and Distribution of Expenses

Entered into in Kibbutz Sdot Yam in July 2015

Between:	Caesarstone Sdot-Yam Ltd. PC 51-143950-7
Of Kibbutz Sdot Yam MP 38805
(the “Company")

And	Sdot Yam Agricultural Cooperative Society Ltd. PC 570003509
Of Kibbutz Sdot Yam MP 38805
(the “Kibbutz”)

Whereas	On July 20, 2011 an agreement was signed between the Company and the Kibbutz for the provision of services and distribution of expenses (the “Original Agreement”); and

Whereas
the Company's audit committee determined that the engagement in accordance with the provisions of the Original Agreement would be for a period of three years from the date it entered into effect (i.e. the Original Agreement would terminate on March 20, 2015 and not on the end of the term set forth in the Original Agreement), in accordance with the Companies Law 5759-1999 (the “Companies Law”); and

Whereas
the Parties wish to renew and update the Original Agreement and to establish different arrangements with regards to the services provided by the Kibbutz to the Company, as well as the various expenses and charges pertaining to the Company’s use of the land and buildings located on Kibbutz premises; and

Whereas
the Parties wish to define, arrange and set in writing the relationship between them with regards to the provision of services and distribution of expenses for an additional three year period, commencing on the date of the approval of the Agreement by the Company's general shareholders meeting (the “Additional Period”);

The Parties have therefore declared, stipulated and agreed as follows:

1.	Introduction, Appendices and Definitions

1.1	The introduction and appendices are an integral part of this Agreement.

1.2	The headings in this agreement are for convenience purposes only and should not be used to interpret the Agreement.

1.3
In this Agreement: (a) the "Company’s Lands" – lands and buildings made available for the exclusive use of the Company in Kibbutz Sdot Yam, by virtue of a land use agreement between the Company and the Kibbutz dated July 20, 2011; (b) the “Services” – the services to be provided to the Company by the Kibbutz in the ordinary course of the Company’s business, as specified in this Agreement;

2.	The Kibbutz's Declarations and Undertakings

The Kibbutz hereby declares and undertakes to the Company that:

2.1
It has the relevant knowledge, skills, expertise and know-how, technical devices and personnel to provide the Services and to fulfill all of its undertakings set forth in this Agreement in the best possible manner and with a high level of professionalism.

2.2
For the duration of the term of this Agreement, it will be in possession of all of the licenses and permits required by law, if any, to perform the Services, and will comply with all of the requirements and provisions of the law required by virtue of the provision of the Services. In addition, the Kibbutz undertakes to send to the Company for review upon demand any permit required with regards to performance of said Services, and in accordance with the Company's demand will even issue a certified copy of any said permit.

2.3	It is capable of complying with all of the undertakings it assumed in this Agreement.

2.4
There is no obstacle preventing its engagement in this Agreement and/or its fulfillment of any of the undertakings it assumed in this Agreement, by virtue of law, agreement or previous undertaking to which its party.

2.5	It made all of the decisions necessary in accordance with its articles of association and in accordance with the law to engage in this Agreement.

2.6	This Agreement does not contradict and/or violate any agreement and/or any other understanding to which it is party and does not constitute a violation of any of its undertakings.

3.	The Company's Declarations and Undertakings

Subject to the approval of this Agreement by the Company's general meeting of shareholders, in accordance with the provisions of Section 275 of the Companies Law, the Company hereby declares and undertakes to the Kibbutz that:

3.1	It is capable of complying with all of the undertakings it assumed in this agreement.

3.2
That there is no obstacle preventing its engagement in this Agreement and/or its fulfillment of any of the undertakings it assumed in this Agreement, by virtue of law, agreement or previous undertaking to which its party.

3.3	It made all of the decisions necessary in accordance with its articles of association and the law to engage in this Agreement.

3.4	This Agreement does not contradict and/or violate any agreement and/or any other understanding to which it is party and does not constitute a violation of any of its undertakings.

4.	Cancelled

5.	Payments and various expenses

The parties set forth between them the arrangements specified below:

5.1	Local Committee

The Company will pay the Kibbutz in its capacity as Local Committee of Kibbutz Sdot Yam, Local Committee taxes for the Company’s Lands, in accordance with the provisions of the law, including the provisions of the Local Council Order (Regional Council) 5718-1958 and as long as it is authorized to serve as Local Committee in accordance with the law.

5.2	Security

The Company will pay the Kibbutz in its capacity as Sdot Yam Local Committee, the security tax in accordance with the provisions of the law and in accordance with the provisions of the Security Order of the Hof Hacarmel Local Council, as long as it is authorized to serve as Local Committee in accordance with the law.

5.3	Water

The Company will pay the Kibbutz payments based on actual consumption (based on the installed water meter) in accordance with Local Authority rates for water for industry. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 every month  (for water used by the Company as specified above for the previous month). In order to make said payment, the Kibbutz will issue to the Company at the end of every month, at least 10 days prior to the date of payment, the relevant data.

5.4	Sewage Fees

The Company will pay the Kibbutz a proportional share of the sewage fee that the Kibbutz pays to the Hof Hacarmel Local Council, in accordance with the rate set forth by the Hof Hacarmel Local Council, as will be in effect from time to time, and based on the calculation of quantities according to the methodology to calculate the Company's actual sewage consumption in relation to total sewage consumption paid for by the Kibbutz to the Council, as specified in the calculation of sanitary sewage for 2012-2013 attached as Appendix A to this Agreement (Hereinafter: The Calculation). The parties may agree from time to time on a different calculation that would reflect the distribution of usage between the parties. It is hereby clarified that as long as the Parties do not agree on a different calculation, the parties will act according to the calculation attached as Appendix A. Said payments will be made to the Kibbutz once every calendar month, EOM+60 per month (for the amount of sewage generated by eth Company as specified above for the previous month). In order to make said payment, the Kibbutz will present to the Company at the end of every month the relevant data.

5.5	Waste Removal

The Company will continue to pay directly to the Hof Hacarmel Regional Council the full payments for garbage removal from all Company’s Lands.

5.6	Security at the gate of the Company’s plant

The Company is exclusively responsible for guarding the Company’s Lands, including the entrances to these premises – at the Company's expense and at the scope the Company deems necessary.

5.7	Water Infrastructure

The pricing of the amounts the Company is paying third parties for water it uses on all Company’s Lands also includes full payment for water infrastructures and as such, the Company will have no demand of the Kibbutz in this matter.

5.8	Sewage Infrastructure

For treatment and maintenance work performed by the Kibbutz on sewage infrastructures on Kibbutz premises that are not part of the Company’s Lands, the Company will pay the Kibbutz a sum of 70 agorot plus VAT per every cubic meter of sewage actually channeled by the Company, in accordance with the calculation mentioned in Section 5.4 above (and attached as Appendix A), in light of the fact that the sewage generated by the Company flows through the Kibbutz's sewage infrastructure. Said sum will be linked to the Consumer Price Index compared to the known index on  October 21, 2010. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 per month (for the amount of sewage generated by the Company as specified above in the previous month). In order to make said payment, the Kibbutz will present to the Company at the end of every month the relevant data.

If renovation (and not maintenance) is required of the sewage infrastructure (that serve both the Kibbutz and the Company), that is not on Company’s Lands (i.e. the main delivery line serves the Kibbutz and the Company to deliver waste water from the Company’s plant to the waste treatment center (“WTC”)) – the Company will pay the Kibbutz the proportional share of the cost of renovation that the Kibbutz will actually incur, in accordance with the amount of sewage actually channeled by the Company from the total amount of sewage channeled by the Kibbutz and Company together (in the 12 months prior to the start of renovation), in accordance with the calculation mentioned in Section 5.4 above (and attached as Appendix A).

To remove any and all doubt, it is hereby clarified that the Company will be responsible for treating waste infrastructure on Company’s Lands, at its expense.

The Company further undertakes to make sure that all sewage it channels through the sewage infrastructures in the Kibbutz will comply with the standards set forth in the law.

5.9	Electricity

The Parties agree that as long as they do not reach an agreement in another document and/or subject to the rights afforded to them by law, the existing arrangement will continue to the date of the signing of this Agreement, according to which the Company pays the full electricity bill for electricity consumption of the Company and the Kibbutz, and charges the Kibbutz its relative share – in accordance with the measurement of the meters located at a joint board (when regarding electricity that arrives at the Concetto building, the arrangement is opposite – the Kibbutz pays the full electricity bill for electricity consumption of the Company and the Kibbutz  owed for the Concetto building, and charges the Company its relative share – based on the measurement of the meters positioned in the Concetto building).

6.	Services

Subject to the provisions of Section 7 below, the Kibbutz will provide the Company the services specified below (the “Services”) for the Additional Period, under the conditions and for the consideration specified for each of the services below:

6.1	Decorative Services

On the date of signing of this Agreement, the Company receives on decorative services from the Kibbutz on the Company’s Lands. The Company will continue to receive decorative services from the Kibbutz (in the existing format) on Company’s Lands, in consideration for NIS 4,750 plus VAT per month, linked to the Consumer Price Index known on May 1, 2014. Said payments will be made to the Kibbutz once every calendar month, no later than EOM + 60 form the date of the invoice following the service provision.

6.2	Mail Services

The Kibbutz will continue to allow the Company to use the Postal services of the Kibbutz during the Additional Period. In consideration, the Company will pay the Kibbutz a sum of NIS 5,000 plus VAT per month as subsidizing the office maintenance costs including cost of an employee of the office. Said sum will be linked to an increase in the Consumer Price Index compared to the known index on October 21, 2010. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 from the date of the invoice following service provision. To remove any and all doubt, it is hereby clarified that in addition to said payment, the Company will also pay all payments for actual postal services used (stamps, envelopes, etc.).

6.3	Meals and Food

The Company will pay the Kibbutz a sum of NIS 30 plus VAT per each lunch eaten by a Company employee and anyone on behalf of the Company in the Kibbutz dining room. Said amount will be linked to an increase in the Consumer Price Index compared to the known index on  January 1, 2015. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 from the date of the invoice following the service provision. In order to make said payment, the Kibbutz will present to the Company at the end of every month the relevant data.

If the Company chooses from time to time to order other food supply from the Kibbutz (such as and without derogating from the generality of the aforementioned, sandwiches for Company employees), for the Company and/or anyone on its behalf, the Company will pay the Kibbutz the price to be agreed upon between the parties in advance for every type of food to be supplied to the Company as aforementioned.

The Company undertakes that in 2015, it will pay the Kibbutz for no less than 24,000 lunches in the Kibbutz cafeteria, and even if the Company does not consume said amount – it will pay the Kibbutz in any case for this number of meals (the “minimum number of meals”).

After 2015, the Company will be entitled to inform the Kibbutz in writing at any time and at intervals of once a year at most, of any change in the minimum number of meals for the year. The Company's failure to notify of a change will be considered as an undertaking by the Company to continue with the minimum number of meals set forth above (24,000 meals) per year.

If the Company does issue written notice of a change in the minimum number of meals per year, the Company will charge the minimum number of meals for which it issued written notice above to the Kibbutz (and only if the minimum number of meals announced by the Company will be low, in a manner that the Kibbutz believes that continued supply of meals to the Company is not economically feasible for the Kibbutz, the Kibbutz will be entitled to inform the Company, pursuant to having issued written notice within 30 days from the date of the Company's notice, that it was ceasing supply of meals to the Company – and if this occurs, the meals will be stopped by the Kibbutz to the Company within 3 months from the date of the Kibbutz notice).

It is further agreed that without derogating from the aforementioned, if supply of meals is stopped to the Company by the Kibbutz in accordance with the specified above, in any cause during the term of this Agreement, in which the Company seeks to engage with a third party in an agreement in which the third party would supply said meals to Company employees located on land and buildings on Kibbutz land, said engagement will be subject to Section 7.1 below.

6.4	Laundry

The Kibbutz will provide, for the duration of the term of this Agreement, exclusively, all laundry services used by the Company for Company employees who work on the Company’s lands. Laundry services include as of the date of the signing of this Agreement: laundry of clothes, basic folding and packing of clothes in separate packages for each employee so that the employee number appears on every package  as well as minor repairs (only). To remove any and all doubt, it is hereby clarified that the Company will not be authorized, for the duration of this Agreement, to establish a Laundromat on the Company’s lands.

The Company will pay the Kibbutz a sum of NIS 7.90 plus VAT for every kg of clothes to be washed in the laundry services as described above, no later than EOM+60 from the date of the invoice following the service provision. Said amount will be linked to an increase in the Consumer Price Index compared to the known index on October 21, 2010. In order to make said payment, the Kibbutz will present to the Company every month, at least 10 days prior to the date of payment, the relevant data.

If the Company chooses from time to time to order from the Kibbutz additional laundry services, above and beyond the laundry services (such as dry cleaning, ironing), the Company will pay the Kibbutz a price to be agreed upon between the Parties in advance for every type of said service.

6.5	Metal works

a.	“Stands”

The Kibbutz metal works will provide, for the duration of this Agreement, exclusively, all 'stand' preparation services the Company will required for its factory in Sdot Yam, in accordance with the Company's needs. The metal works will also provide the Company with stands for other factories in Bar Lev and in the US for the price stated below, if the Company so wishes, at its sole discretion.

In consideration, the Company will pay the Kibbutz NIS 152 plus VAT per stand actually supplied to it by the Kibbutz metal works. Said sum will be linked to an increase of the Consumer Price Index compared to the known index on January 1, 2015. Said payments will be made to the Kibbutz no later than EOM+60 from the date of invoice following service provision. In order to make said payment, the Kibbutz will present the Company at the end of every month, at least 10 days prior to the date of payment, the relevant data.

b.	“Fracture Repairs”

In addition, the Kibbutz metal works will provide the Company, for the duration of this Agreement, to its plant in Sdot Yam, metal works fracture repairs in the field of mechanical frames, based on the Company's needs, with the Company preference to services from the Kibbutz, subject to the Company's consideration. Furthermore, the Kibbutz metal works will provide the Company metal works in the form of fracture repairs, for its other plant in Bar Lev and in the U.S. for the price set forth below, if the Company so wishes, at its sole discretion, plus coverage of reasonable expenses actually incurred for the delivery to its factories, against receipts and with regards to the plant in the U.S., flight, lodging and per diem expenses (in accordance with the requirements and subject to the advanced written approval of the Company).

The metals work will be available to provide the Company with the said services every day, to the extent possible 24 hours a day, 7 days a week. In consideration, the Company will pay the Kibbutz NIS 100 plus VAT per hour of work actually invested by the Kibbutz during normal work hours (07:00-17:00) (the “regular work hours”) and an amount of NIS 150 plus VAT for every work hour actually invested by the Kibbutz after regular work hours (including weekends and holiday). It is hereby clarified that the metal works will take any measures in order to provide an immediate response to Company’s needs and will not postpone work that can be performed during regular work hours beyond said hours.

If acquisition of raw material is required for these fracture repair works, the Company will pay the Kibbutz metal works, in addition to payment for work hours as well as the costs of raw materials that were actually purchased by the Kibbutz metal works, in accordance with receipts/invoices presented by the metal works, plus 5% of the price of the raw material for expenses actually incurred by the Kibbutz metal works for fracture repairs.

Said payments will be made to the Kibbutz no later than EOM+60 from the date of the invoice following the service provision. In order to make said payment, the Kibbutz will present to the Company at the end of every month, at least 10 days prior to the date of payment, the relevant data.

c.	Other Metal Works for Special Projects

In addition to the aforementioned, the Company hereby provides the Kibbutz metal works right of first refusal, for the entire duration of this Agreement, for additional metal works to be required for special projects (i.e. – a project the cost of which for the metal work for the Company is above NIS 75,000) which the Company will require in Israel (to remove any and all doubt, including the Company's plants in the Kibbutz and in Bar Lev), and for the duration of the project, subject to Section 7.1 below. The end of the project will be determined by the Company, at its sole discretion. The Company will pay for the services for each project under EOM+60 from the date of the invoice following the service provision.

d.	General

It is hereby clarified that as the Kibbutz metal works plant is consolidated in any form that is not within the confines of the Kibbutz – the provisions of this section will be considered a contract for the benefit of a third party (the Kibbutz metal works as will actually be consolidated). It is hereby clarified that the provisions of this section will apply during the term of this Agreement and as long as the metal works is controlled by the Kibbutz, directly or indirectly (even in case of consolidation in any form that is not part of the Kibbutz).

6.6	Events

The Company hereby grants the Kibbutz's events venue (“Gan Gili”, “Al Hayam”, “Kochav Hayam”, “Kef Yam”, and any other venues, if any, in the future on Kibbutz premises, controlled by the Kibbutz directly or indirectly) a right of first refusal for the entire duration of this Agreement, to host events and provide accompanying services related to the events, that in accordance with the planning of the type, scope, nature and date of the event by the Company, venue of the Kibbutz is suitable for hosting it (to remove any and all doubt, including events to be hosted by the Company in Israel for its employees and their families, suppliers, customer, overseas guests, etc.), at the Company's discretion.

It is hereby clarified that if any of the venues located on the Kibbutz is incorporated in any form that is not part of the Kibbutz – the provisions of this Section will be considered a contract with a third party (the Kibbutz venues as actually incorporated). It is hereby clarified that the provisions of this section will apply during the term of the Agreement and as long as the venues that are subject to the provisions of the agreement are controlled by the Kibbutz, directly or indirectly (even if incorporated in any way not part of the Kibbutz).

6.7	Company’s Use of the Kibbutz’s Water Reserve

The Company will be entitled to use the Kibbutz’s water reserve, as a reserve for the fire extinguishing system required by the Company on Company’s Lands. In consideration for said use, the Company will pay the Kibbutz a sum of NIS 2,000 plus VAT per month, linked to the increase in the Consumer Price Index compared the known index on January 1, 2015. Said payments will be made to the Kibbutz once every calendar month, no later than EOM+60 per month.

Without derogating from the generality of the aforementioned, the Company will act to plan an alternative solution for using the Kibbutz’s water reserve, within 4 months from the date of signing of this Agreement. Once the planning has been completed, the parties will act to obtain the approvals, permits and licenses, if any is required, for the construction and/or operation of the alternative solution to the Kibbutz's water reserve.  Once all of the permits and approvals required from the authorities have been obtained, the Company will act to complete the construction and implement the alternative solution within 8 months from the date on which all permits and approvals were obtained. Until completion of the alternative solution and obtaining the permits and licenses required to operate and use by the Company, the Company will use the Kibbutz’s water reserve, in accordance with this Agreement. The Company will cease using the Kibbutz’s water reserve within a reasonable time after completing the inspection of the alternative reserve by the Company, and obtaining all permits and licenses required in this respect.

6.8	Additional General Services

The Company will be required to receive from the Kibbutz from time to time various services that are not specified in the above sections, for sums that are not material for the Company, under conditions and prices to be agreed upon between it and the Kibbutz and that will be during the normal course of business and market conditions.

7.	General Provisions

7.1	Competitive Process and Right of First Refusal

The Company will be entitled to perform – for each of the services specified in Section 6 above – a competitive process that includes comparison of prices for the relevant services, in accordance with the scope and content, and within these confines, receive price quotes from various suppliers, including the Kibbutz, for services set forth in this Agreement (including timetables, prices, specifications, volume, etc.) pursuant to said competitive process being carried out by the Company for every service at least one year form the previous date of said process).

At the end of every competitive process as specified and receipt of all proposals from the competition, including the Kibbutz, the most feasible proposal with regards to the relevant services will be chosen by the Company at its sole discretion (the “Selected Proposal” and the “Selected Proposal Applicant”, as applicable).

The Company will send the Kibbutz the summary of the terms of the Selected Proposal (without disclosing the data of the competing supplier) and will grant the Kibbutz a right of first refusal, i.e. the right to inform, within 10 business days from the date of receipt of the Selected Proposal  (with the exception of metal works services, in which the Kibbutz will issue notice within 4 business days, and with the exception of services related to the events venue, for which the Kibbutz will immediately issue its announcement after receiving the selected proposal) – whether it is interested in acting as the applicant and provide the relevant services to the Company in accordance with all of the terms of the Selected Proposal.

If the Kibbutz will announce that it chose to provide the service under the terms of the Selected Proposal, the Company will use the services provided by the Kibbutz in accordance with all of the terms of the price quote. If the Kibbutz announces that it chose not to provide the services under the conditions of the Selected Proposal – the Company will be entitled to cease using said services provided by the Kibbutz, after having issued 30 days notice to the Kibbutz, and begin using the services provided by the Selected Proposal Applicant in accordance with the terms of the Selected Proposal; provided that, if after the Company begins using the services provided by the Selected Proposal Applicant, a material adverse  change occurs to the terms of the Selected Proposal (and to remove any and all doubt, including material change in timetables, prices, specifications, volume, etc.) or the Company will consider replacing the Selected Proposal Applicant for its own reasons, the Company will again provide the Kibbutz with a right of first refusal in accordance with the aforementioned in this section – prior to and as a condition for using the services provided by the Selected Proposal Applicant in accordance with the material change to the terms of the Selected Proposal.

7.2	Change by the Kibbutz to the terms of the Services provided by the Metal Works and Cafeteria

The Kibbutz will be entitled to issue a notice- only with respect to the metal work and cafeteria services– if the cost of main raw materials significantly increases (i.e. an increase of 10% or more in the price of iron and food products compared to the price on the date of signing of this Agreement), according to which it wishes to change the prices and/or other terms of the metal work services and/or cafeteria services, as the case may be, provided such notice shall not be issued by the Kibbutz prior to the passing of at least one year from the previous date on which it provided such notice it regarding the relevant service (the “Notice of Change”).

If the Kibbutz issued a notice of change, the Company will be entitled to announce – within 30 days from the date of receipt of the Notice of Change – if it wishes to continue to receive the metal work services or cafeteria services, as the case may be, from the Kibbutz, in accordance with all conditions of the notice of change and will be entitled to conduct a competitive process and grant right of first refusal in accordance with all of the provisions of Section 7.1 above, and in accordance with the Notice of Change. Regarding the cafeteria, the terms of the Notice of Change will be effective and apply only six months following the date of receipt of the Notice of Change, while until the date it becomes effective, the Kibbutz will continue to provide cafeteria services under the existing conditions.

7.3
Should the Company announce that it chose to receive the service under the terms of the Notice of Change, the Company will use the service provided by the Kibbutz in accordance with all of the terms of the Notice of Change. Should the Company announce that it chose not to receive the service under the terms of the Notice of Change – the Company will be entitled to discontinue use of said service provided by the Kibbutz and begin using the service provided by a third party. The Company will appoint an individual or several individuals on its behalf who will be in contact with the Kibbutz with regards to receiving the Services (the “Contact Person”). The Company reserves the right to replace any Contact Person from time to time at its sole discretion, pursuant to having issued notice to the Kibbutz identifying the new Contact Person.

7.4
The Company will be entitled at any time to reduce or expand the scope of the Services specified in this Agreement in accordance with its requirements or to cancel at any time, in a prior written notice of at least 25 business days, the services provided by the Kibbutz in accordance with this Agreement, in whole or in part, provided that if the Company cancels the use of certain services, the Company will not use such service at all in accordance with this Agreement during the relevant year for the last competitive process which was performed. If the Company requests that the Kibbutz provides it with additional services or to increase the volume of services provided within the confines of this Agreement, the parties will jointly consider this request, including determining the fees for these additional services, subject to obtaining the approvals required by law, if any, including approvals of the authorized organs in the Company.

7.5
The parties hereby declare and agree that the Kibbutz will be entitled to engage subcontractors and any other third parties, at its sole discretion, pursuant to having issued 30 days written notice, to provide services to the Company in accordance with this Agreement, subject to the Kibbutz bearing at all times all liability for provision of the services, the quality of the performance, the quality and compliance with the terms of this Agreement, and the Company will not charge in any way for any payment and/or expense, of any kind, any of the sub-providers whom the Kibbutz engaged. The Company will not charge in any case any third party in any undertaking, explicit or implied, monetary or otherwise, and will not be liable to said third party in any manner.

8.	Term of the Agreement

8.1
This Agreement will be effective upon the approval of the Company's general meeting of shareholders (“Effective Date”) subject to obtaining all required approvals from the Company's organs in accordance with the law prior to said date, including the approval of the Company’s general meeting of shareholders, and will be in effect for three years as of the Effective Date (the “Term of the Agreement”).

8.2
Any extension of the Term of the Agreement is subject to approval of the authorized organs of the Company, in accordance with the provisions of the law as will be in effect from time to time, and will be renewed or terminated in accordance with the provisions of the law, as applicable to the engagement between the parties.

8.3
The parties do hereby agree that on the Effective Date, the Original Agreement will expire and the provisions of this Agreement will superseded all of the previous provisions, understandings, presentations or undertakings between the parties, and that are rendered null and void. The parties declare that they have no allegations and/or claims and/or demands of each other due to this matter and related matter and/or that pertains and/or is derived from the Original Agreement and/or from its termination on March 20, 2015 (other than payment of various amounts owed to the Kibbutz for services actually rendered by the Kibbutz to the Company in accordance with the Original Agreement that were not paid by the end of the term of the Original Agreement and with the exception of Kibbutz’s liability for services it rendered in accordance with the Original Agreement and if any defects or damages are discovered pertaining to and/or as a result of providing any such services, and any matter in accordance with Section 10 of the Original Agreement that will continue to apply with regards to services it provided in accordance with the Original Agreement), and if any of the parties has any allegations and/or claims and/or demands as specified, it irrevocably waives them by signing this Agreement.

8.4
Despite the aforementioned in Section 8.1 above, each party will be entitled to terminate this Agreement, with a written prior notice of 45 days to the other party, in each of the following circumstances: (a) the other party was issued an order of liquidation and/or order of receivership, temporary or permanent, that was not removed within 120 days from the date it was issued; (b) a motion was filed against the other party to appoint a liquidator and/or receiver and/or trustee and/or special administrator, and the motion was not dismissed within 120 days from the date it was filed; (c) a motion was filed by and/or against the other party to freeze proceedings and/or creditors arrangement (as defined in Section 350 of the Companies Law) and not dismissed within 120 days from the date it was filed; (d) foreclosure was ordered with respect to a significant asset of the other party and was not removed within 120 days from its submission, which could prevent the party subject to the foreclosure to perform any of its undertakings in accordance with this Agreement.

8.5
Furthermore, if the Kibbutz commits a fundamental breach of its undertakings in this Agreement with regards to any of the Services listed in Section 6 above – and fails to remedy the violation within 30 days from the date on which it was required to do so by the Company, in writing, provided that the Company specifically noted in its written notice that failure to remedy the violation by said date will result in the Company immediately ceasing to use the Services provided by the Kibbutz– and the Company will be entitled to notify the Kibbutz in writing that it has decided to cease using the services provided by the Kibbutz – as of such date, this Agreement will not apply with regards to the type of said service. To remove any and all doubt, it is hereby clarified that ceasing to use any specific service, as specified above, does not derogate from the undertakings of the parties, in accordance with the provisions of this Agreement, with regards to supplying and performing the other services, that were not terminated.

For the avoidance of doubt, it is hereby clarified that the termination of the Agreement by either Party and/or any termination of the Services by the Company, in accordance with the provisions as specified above, does not and will not derogate from any other remedy afforded to the injured party in accordance with this Agreement and/or in accordance with the law.

9.	Absence of Employer-Employee Relationship

9.1
The Kibbutz will provide the Services to the Company in accordance with the provisions of this Agreement as an independent contractor. There is no, and will not be any, employer-employee relationship between the Company and the Kibbutz and/or anyone on behalf of the Kibbutz that will participate in the provision of services and/or any part therein.

9.2
The Kibbutz undertakes that it will not claim at any time against the Company that someone on behalf of the Kibbutz that will participate in providing Services is a Company employee and will not demand that the Company pay any fee based on allegations regarding employer-employee relationship between the Company and any individual as specified.

9.3
It is further clarified that the Kibbutz and/or anyone on its behalf that participates in providing the Services will not be entitled to any payment and/or any benefit and/or any other standard bonus in an employer-employee relationship, by virtue of the laws, ruling, custom or tradition of the Company, including social benefits required by law, including severance pay. All payments to anyone on behalf of the Kibbutz that participates in providing Services to the Company (including and without derogating from the generality of the aforementioned, salary, social rights, deductions and payments to income tax and national insurance, work- related travel expenses and any social payment) and all taxes and levies that apply to the employer as such, will apply to the Kibbutz and/or any other third party with whom the Kibbutz engages as specified in Section 7.4 above, and for which the Company will not be liable in any way, shape or form.

9.4
Without derogating from the aforementioned, the Kibbutz will indemnify the Company, immediately upon first demand, any sum that the Company is forced to pay as a result of any charge imposed on it due to a ruling, decision or final judgment that was not delayed by the courts, that despite the aforementioned in this Agreement, the Kibbutz and/or any agent of the Kibbutz that participated in the provision of services maintained an employer-employee relationship with the Company. The sum of said indemnity will include any compensation, expense, payment, mandatory payment, tax or levy as well as legal expenses and retainers for the entire legal proceeding in which the Company is party – pursuant to having given the Kibbutz, if it found necessary, adequate opportunity to manage the proceeding and to defend against it.

10.	Liability and Insurance

10.1
The Kibbutz will be liable to the Company and to any third party, if such liability is imposed by law, for any damage and/or loss and/or expense (together in this Section 10, the “Damage”), direct or indirect, that will be caused to the body and/or property and/or business of an individual and/or corporation, resulting from an act and/or omission of the Kibbutz and/or its employees and/or any of its agents during and/or as a result of performance of the Services in accordance with this Agreement, and the Kibbutz undertakes to adopt all necessary measures to prevent such Damage.

10.2
The Kibbutz undertakes to compensate and/or indemnify the Company, immediately upon first demand, for any Damage incurred by the Company and/or any of its agents and the liability for which is that of the Kibbutz as specified in Section 10.1 above.

10.3
In addition to the aforementioned, in any case when an allegation and/or lawsuit and/or demand by any third party is made against the Company and/or any of its agents for any Damage incurred by the third party and the liability for which is that of the Kibbutz as specified in Section 10.1 above, the Kibbutz will bear full liability for said Damage – pursuant to the Company having issued written notice to the Kibbutz (and on a date that would allow said implementation), along with a copy of the demand and/or lawsuit it received and would allow the Kibbutz to defend itself, on behalf of the Company, at the Kibbutz expense (and if necessary,  through a legal counsel on its behalf, provided the legal counsel is experienced and suitable to handle the matter) from any demand or lawsuit.

10.4
The Kibbutz will acquire and maintain for the duration of this Agreement insurance to cover risks related to performance of the Services that are the subject of this Agreement, that are reasonable under the circumstances.

11.	Miscellaneous

11.1
It is hereby explicitly agreed that the consideration to be paid to the Kibbutz in accordance with this Agreement for the performance of the Services will constitute the entire payment to which the Kibbutz is entitled to for providing the Services for the Term of the Agreement and that the Kibbutz, and/or anyone on its behalf, will not be entitled to any additional consideration and/or any right with regards to providing the Services and/or this Agreement, including with regards to the termination thereof, beyond this set consideration.

11.2	The Company will not be entitled to assign in any manner (and/or pledge and/or mortgage) any of its undertakings and rights under this Agreement to any third party.

11.3	Breaches of this Agreement will be subject to the provisions of the Contracts Law (Remedies for Breach of Contract) 1971.

11.4
The terms of this Agreement reflect in its entirety all of the agreements and understandings between the parties regarding the matters resolved therein, and the parties will not be tied to any promises, presentations, declarations, documents and/or agreements, written or verbal, made prior to the signing of this Agreement, if any, including as part of the Original Agreement that is terminated.

11.5
Any modification, amendment, waiver, extension and alike that are not in compliance with the provisions of this Agreement will be invalid, unless it is in writing and signed by the parties. No delay in the exercise of rights, granting extension, suspension and alike, will be considered as a waiver in any way unless it is in writing and signed by the parties.

11.6
The parties set forth that the courts in the Tel-Aviv district will retain sole local jurisdiction on all matters pertaining to this Agreement and that Israeli Law is the governing law for this Agreement.

12.	Notices and Addresses

The addresses of the parties are as specified in the introduction to this Agreement (or any other address to be delivered by any party in writing to the other party). Any notice sent by either party based on said addresses will be considered as having been received by the addressee: (a) if sent by registered mail – within three (3) business days after the delivery; (b) if sent by fax or by email, one business day after it was sent, provided that the party sending the notice has confirmation of delivering the notice to the addressee.

In witness whereof, the parties come to set their hand and seal:

/s/ Caesarstone Sdot- Yam Ltd. Caesarstone Sdot- Yam Ltd.	/s/ Sdot Yam Agricultural Cooperative Society Ltd. Sdot Yam Agricultural Cooperative Society Ltd.